SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Olympic Resources Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68162J109

(CUSIP Number)

November 30, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |X| Rule 13d-1(c)

     |_|Rule 13d-1(d)

CUSIP No. 68162J109

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) John E. Pierce
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization Canadian
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 1,297,000
	(6)	Shared Voting Power -0-
	(7)	Sole Dispositive Power 1,297,000
	(8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,297,000
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9) 8.29%
12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 68162J109

Item 1 (a)	Name of Issuer:
Olympic Resources Ltd.
Item 1 (b)	Address of Issuer's Principal Executive Offices:
Suite 525 - 999 W. Hastings Street Vancouver, British Columbia V6E 2W2 CANADA
Item 2 (a)	Name of Person Filing: John E. Pierce
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
Suite 525 - 999 W. Hastings Street Vancouver, British Columbia V6E 2W2 CANADA
Item 2 (c)	Citizenship: Canadian
Item 2 (d)	Title of Class of Securities: Common
Item 2 (e)	CUSIP Number:
68162J109
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	|_|	Broker or dealer registered under Section 15 of the Act.
	(b)	|_|	Bank as defined in Section 3(a)(6) of the Act.
	(c)	|_|	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	|_|	Investment company registered under Section 8 of the Investment Company Act.
	(e)	|_|	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
	(f)	|_|	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	|_|	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
	(h)	|_|	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	|_|	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
[X]	If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned:
1,297,000
(b)	Percent of Class:
8.29%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote
1,297,000
(ii)	Shared power to vote or to direct the vote
-0-

CUSIP No. 68162J109

(iii)	Sole power to dispose or to direct the disposition of
1,297,000
(iv)	Shared power to dispose or to direct the disposition of
-0-
Item 5.	Ownership of Five Percent or Less of a Class.
If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group. Not applicable.
Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certifications.
Not applicable.

CUSIP No. 68162J109

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2003
(Date)

/s/ John E. Pierce
(Signature)

John E. Pierce
(Name/Title)